UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42454

SMART LOGISTICS GLOBAL LIMITED

(Registrant’s Name)

Unit No. 805, 8th Floor, Capital Centre

151 Gloucester Road,

Wanchai, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Changes in Company’s Certifying Accountant

Resignation of Previous Independent Registered Public Accounting Firm

J&S Associate PLT (“J&S”) resigned as the independent registered public accounting firm of Smart Logistics Global Limited, a Cayman Islands company (the “Company”), effective June 19, 2026. The resignation was not the result of any disagreement between the Company and J&S on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The principal accountant’s report of the J&S on the financial statements of the Company as of and for the fiscal years ended December 31, 2025, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. J&S was engaged since March 17, 2025.

From March 17, 2025 through the date of resignation, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and J&S on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to J&S’ satisfaction, would have caused J&S to make reference to the subject matter of the disagreement(s) in connection with its report to the subject matter of the disagreement; and (ii) there were no “reportable events” of the type described in Item 304(a)(1)(v) of Regulation S-K.

The Company furnished a copy of the disclosures in this report to J&S and requested that J&S furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been furnished as an exhibit to this report as Exhibit 16.1.

Appointment of New Independent Registered Public Accounting Firm

On June 19, 2026, Privatco CPA Limited (“Privatco”), was appointed as the Company’s independent registered public accounting firm upon the approval of the Audit Committee, to audit the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2026.

During the two most recent fiscal years and the subsequent interim period through June 19, 2026, neither the Company nor anyone on its behalf consulted with Privatco regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that Privatco concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and its related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Annual General Meeting

The Company plans to hold its 2026 annual general meeting on July 10, 2026 commencing at 10:00 A.M., Hong Kong Time (10 P.M. Eastern Time on July 9, 2026), at UNIT NO. 805, 8TH FLOOR, CAPITAL CENTRE, 151 GLOUCESTER ROAD, WANCHAI, HONG KONG. A copy of the notice, the proxy statement and form of proxy card have been furnished as exhibits to this report as Exhibit 99.1 and 99.2.

Exhibits No.	Description
16.1	Letter of J&S Associate PLT dated June 19, 2026, regarding change in independent registered public accounting firm.
99.1	Notice of Annual General Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Logistics Global Limited

Date: June 22, 2026	By:	/s/ Hue Kwok Chiu
	Name:	Hue Kwok Chiu
	Title:	Chief Executive Officer

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